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                            June 7, 2021

       David Boris
       Co-Chief Executive Officer
       Forum Merger III Corporation
       1615 South Congress Avenue, Suite 103
       Delray Beach, Florida 33445

                                                        Re: Forum Merger III
Corporation
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed May 27, 2021
                                                            File No. 001-39457

       Dear Mr. Boris:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed May 27, 2021

       Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months
       Ended March 31, 2021
       Adjustment (BB), page 95

   1. Based upon your footnote, it appears to us that pro forma adjustment (BB) should be $2.5 million. Please revise
your document or tell us why the current amount is appropriate.
       Adjustment (CC), page 95

   2. We note that your pro forma adjustment for interest income (expense) for the three-month period ended March 31,
2021 is the same amount as adjustment (KK) for the year ended
                                                        December 31, 2020.
Please tell us how these amounts are the same given the difference in time periods.
 David Boris
FirstName  LastNameDavid    Boris
Forum Merger   III Corporation
Comapany
June 7, 2021NameForum Merger III Corporation
June 7,
Page 2 2021 Page 2
FirstName LastName
Comparative Share Information, page 101

3. You present basic and diluted income (loss) per share for Class A redeemable common stock of $0.50 for the three months ended March 31, 2021. It appears to us, however, that this amount should be $0.00 as reported on pages F-27 and F-36. Please reconcile these amounts and revise your presentation accordingly.
4. Please revise the first line item to say net income (loss) since you report net income for
         Forum for the three months ended March 31, 2021.
The Company's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 182

5. Please reinstate the narrative of your results of operations and liquidity and capital resources for the year ended December 31, 2020, such that your MD&A reflects both the results of the full year 2020 and the interim period ended March 31, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Kevin Stertzel,
Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Jared Coppotelli